Free Writing Prospectus
Filed pursuant to Rule 433
March 7, 2019
Registration Statement No. 333-211336

Quest Diagnostics Incorporated

$500,000,000 4.200% Senior Notes due 2029

Issuer:	Quest Diagnostics Incorporated

Trade Date:	March 7, 2019

Original Issue Date (Settlement):	March 12, 2019 (T + 3)

Interest Accrual Date:	March 12, 2019

Ratings:	Moody’s: Baa2; S&P: BBB+; Fitch: BBB

Principal Amount:	$500,000,000

Maturity Date:	June 30, 2029

Issue Price (Price to Public):	99.707%

Yield:	4.236%

Interest Rate:	4.200% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each June 30 and December 30, commencing June 30, 2019

Treasury Benchmark:	2.625% due February 15, 2029

Spread to Benchmark:	T+160 bps

Benchmark Yield:	2.636%

Optional Redemption:
Prior to March 30, 2029 (three months prior to their maturity date) (the “par call date”), the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

● 100% of principal amount of the notes to be redeemed, and

●
the sum of the present values of the remaining scheduled payments through the par call date discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 25 basis points, plus accrued interest to, but excluding, the date of redemption, which has not been paid.

On or after the par call date, the notes will be redeemable, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to, but excluding, the date of redemption, which has not been paid.

CUSIP:	74834L BA7

ISIN:	US74834LBA70

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC

Conflicts of Interest:
One or more of the underwriters or their affiliates may receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under Quest Diagnostics’ secured receivables credit facility.  Accordingly, such underwriters will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. No underwriter with a conflict of interest will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer expects that delivery of the notes will be made on or about the Original Issue Date (Settlement), which is three business days following the pricing of the notes (this settlement cycle being referred to as “T+3”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526; Mizuho Securities USA LLC toll free at 1-866-271-7403; and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.